UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission file number 001-39355

BROOKFIELD RENEWABLE CORPORATION

(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor

New York, New York 10281

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit Index

Exhibit	Description

99.1	Underwriting Agreement dated April 8, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited, BEP Subco Inc., and the underwriters party thereto.

99.2	Indenture dated April 15, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., as guarantors, Brookfield BRP Holdings (Canada) Inc., as issuer and Computershare Trust Company, N.A., as trustee

99.3	First Supplemental Indenture dated April 15, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., as guarantors, Brookfield BRP Holdings (Canada) Inc., as issuer and Computershare Trust Company, N.A., as trustee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE CORPORATION

Date: April 15, 2021	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary